MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three and nine month periods ended September 30, 2008, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Additional information relating to the Company, including the Annual Report and audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at November 12, 2008.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has twelve tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

In advance of expected growth of its products, the Company has been investing significantly, since 2007, to increase automation, quality and capacity of its manufacturing operations. These investments have resulted in the Company increasing its production capacity from approximately 500,000 tests per shift per year to approximately 4 million tests per shift per year in its new facility. The higher overhead from these investments, including amortization, is resulting in higher per unit costs and negative gross margins, which are expected to continue until sales volumes increase.

In April 2008, the Company received US Food and Drug Administration (“FDA”) clearance to market its new high throughput instrument, RAMP® 200 and rapid Influenza A+B test (“Flu A+B test”), both of which have already started to add to the Company’s sales. In July 2008, the Company received FDA clearance to market its rapid NT-proBNP test for the detection and diagnosis of congestive heart failure.

The Company currently has sales and marketing partnerships with Shionogi & Co., Ltd. to market its BNP test in Japan, Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests worldwide outside of Japan and 3M Company (“3M”) for its infectious disease products. The partnership agreement, finalized in June 2008, with Roche is expected to add to the Company’s sales in early 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the three and nine month periods ended September 30, 2008 increased 114% and 42% to $1,040,649 and $2,190,725, respectively compared to $486,194 and $1,544,087 for the same periods in 2007.

Vector products (West Nile Virus) revenue for the three month period ended September 30, 2008 decreased 20% to $168,770 compared to $210,152 for the same period in 2007. Vector products revenue for the nine month period ended September 30, 2008 increased 53% to $672,412 compared to $440,821 for the same period in 2007.

Biodefense products revenue for the three and nine month periods ended September 30, 2008 decreased 6% and 31% to $162,539 and $452,230, respectively compared to $173,392 and $653,283 for the same periods in 2007.

Contract service fees and revenue from collaborative research arrangements for the three and nine month periods ended September 30, 2008 decreased 35% and 30% to $99,172 and $326,400, respectively compared to $152,105 and $463,652 for the same periods in 2007.

As at September 30, 2008, the Company had $720,618 in cash, cash equivalents and short-term investments, a decrease of $7,484,029 compared to $8,204,647 as at December 31, 2007. As at September 30, 2008, the Company had a working capital balance of $860,494, a decrease of $7,310,803 compared to $ 8,171,297 as at December 31, 2007.

During the three and nine month periods ending September 30, 2008, the Company received cash from the exercise of outstanding stock options in the amount of $Nil and $37,321, respectively and received cash from the exercise of outstanding share purchase warrants in the amount of $Nil and $3,896,848, respectively.

Key operational milestones during the nine month period ended September 30, 2008 included:

  On July 22, 2008, the Company announced receipt of US FDA 510(k) clearance to market its NT-proBNP test as an aid to the rapid diagnosis of heart failure.

  On June 26, 2008, the Company entered into an agreement granting exclusive rights to Roche to market the Company’s line of cardiovascular point-of-care tests worldwide outside of Japan.

  On April 17, 2008, the Company announced receipt of US FDA 510(k) clearance to market a rapid Flu A+B test and a new version of the RAMP® Reader, the RAMP® 200. The test manufactured by Response Biomedical runs on the new RAMP® 200 Reader and is being marketed and sold worldwide exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company moved to its new state-of-the-art headquarters in Vancouver, British Columbia on March 31, 2008. The 46,000 square foot single-occupant facility was specifically designed and constructed for development, GMP manufacturing and distribution of point-of-care medical diagnostic test kits.

Subsequent to the end of the quarter, on October 31, 2008, the Company closed a private placement financing for gross proceeds of $5.1 million before share issuance costs of approximately $445,000, for net proceeds of approximately $4.7 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the year ended December 31, 2007 except for changes in accounting policies as noted below. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2007 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Deferred Lease Inducement

Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received from the landlord are being amortized to reduce rent expense over the term of the operating lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 12(c) to the unaudited interim consolidated financial statements as at September 30, 2008. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Warranty Accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

On January 8, 2008 the Accounting Standards Board issued EIC-169 which provides guidance on how Section 3855 of the CICA Handbook defines or applies the term “routinely denominated in commercial transactions around the world”. The Company has contracts with key customers denominated in foreign currencies which are embedded derivatives as defined by Section 3855, however these contracts do not currently have a material affect on the Company’s unaudited interim consolidated financial statements. Management is aware of the possible impacts of EIC-169 and monitors and analyses existing and future contracts to ascertain the extent of the impact on the Company’s unaudited interim consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the three and nine month periods ended September 30, 2008 and 2007:

Revenue and Cost of Sales

Revenues from product sales for the three and nine month periods ended September 30, 2008 increased 58% and 26% to $1,371,958 and $3,315,366 respectively compared to $869,738 and $2,638,191 for the same periods in 2007.

Clinical products revenue for the three and nine month periods ended September 30, 2008 increased 114% and 42% to $1,040,649 and $2,190,725, respectively compared to $486,194 and $1,544,087 for the same periods in 2007. This increase is primarily the result of the launch of new products, the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test, and a net increase in demand of existing products from distributors and marketing partners. In the long-term, the Company expects clinical products revenue to increase as newly launched products penetrate the marketplace and the Company completes the scale up and automation of its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of orders from its distributors and marketing partners.

Vector products (West Nile Virus) revenue for the three month period ended September 30, 2008 decreased 20% to $168,770 compared to $210,152 for the same period in 2007. This decrease is primarily due to the timing of shipments. Vector products revenue for the nine month period ended September 30, 2008 increased 53% to $672,412 compared to $440,821 for the same period in 2007. This increase is primarily due to expanded usage by US municipal health authorities. In the future, the Company expects the sales of vector products to continue to be variable and fluctuate seasonally.

Biodefense products revenue for the three and nine month periods ended September 30, 2008 decreased 6% and 31% to $162,539 and $452,230, respectively compared to $173,392 and $653,283 for the same periods in 2007. The decrease is primarily due to the inherent variability of this market and a greater mix of products sold through distributors versus directly by the Company. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research arrangements for the three and nine month periods ended September 30, 2008 decreased 35% and 30% to $99,172 and $326,400, respectively compared to $152,105 and $463,652 for the same periods in 2007. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Cost of sales for the three and nine month periods ended September 30, 2008 increased 107% and 58% to $1,660,071 and $3,493,853, respectively compared to $803,009 and $2,214,902 for the same periods in 2007. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin from product sales for the three and nine month periods ended September 30, 2008 was negative 21% and negative 5%, respectively compared to 8% and 16% for the same periods in 2007. The decrease in gross margin is primarily due to a decrease in higher margin first generation reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin are increased payroll, amortization and other expenses incurred

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to support the scale up of test manufacturing operations. The Company expects variation in gross margin based on product mix and, in the short term, lower gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

Expenses

Research and development expenditures for the three and nine month periods ended September 30, 2008 increased 32% and 2% to $1,886,935 and $5,481,592, respectively from $1,433,447 and $5,370,281 for the same periods in 2007. The increase in the third quarter as compared to the same period in 2007 is primarily as a result of increased payroll costs amounting to $255,000, increased costs incurred for product development activities in the amount of $111,000, increased amortization charges mainly related to the new facility totaling $82,000, higher allocations for other overhead charges totaling $17,000, increased stock based compensation expense in the amount of $10,000 offset partially by lower legal costs related to submitting and maintaining patent filings in the amount of $36,000.

General and administrative expenditures for the three month period ended September 30, 2008 decreased 33% to $756,035 from $1,123,732 for the same period in 2007. General and administrative expenditures for the nine month period ended September 30, 2008 increased 7% to $3,243,783 from $3,023,318 for the same period in 2007. The decrease in the third quarter of 2008 as compared to the same period in 2007 is primarily due to reduced allocations for rent expense in the amount of $181,000 which in 2007 included charges related to the rent free period of the new facility lease agreement that prior to occupancy were fully charged to general and administrative expenses, decreased payroll and staff recruitment expenses in the amount of $160,000, reduction in audit and professional fees related to compliance with U.S. Sarbanes-Oxley Act of 2002 totaling $72,000 and lower legal expenses incurred in the amount of $17,000 offset partially by increased stock-based compensation expense as a result of new grants in the amount of $47,000, additional amortization charges mainly related to the new facility in the amount of $34,000.

Marketing and business development expenditures for the three and nine month periods ended September 30, 2008 increased 18% and 2% to $651,724 and $1,911,457, respectively from $553,039 and $1,881,180 for the same periods in 2007. The increase in the third quarter as compared to the same period in 2007 is primarily due to increased amortization charges mainly related to the new facility totaling $26,000, higher travel costs in the amount of $22,000, increased selling expenses totaling $18,000, increased professional and legal fees totaling $18,000, increased overhead expenses in the amount of $7,000 and increased stock based compensation expense in the amount of $7,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income/Expenses

For the three and nine month periods ended September 30, 2008, interest expense amounted to $217,425 and $584,065, respectively compared to $Nil and $851 for the same periods in 2007. The increase in interest expense is due to the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

During the three and nine month periods ended September 30, 2008, the Company earned interest income of $34,751 and $103,313 [2007 - $110,815 and $248,226], respectively. The decrease is as a result of lower average funds on deposit.

During the three and nine month periods ended September 30, 2008, the Company had a foreign exchange loss of $18,293 and gain of $464 [2007 - loss of $111,661 and $460,632], respectively. Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the monthly fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of each period. The exchange rate as at September 30, 2008 was $0.9437 US per CDN dollar [September 30, 2007 - $0.9959, December 31, 2007 - $1.0120] .

Loss

For the three and nine month periods ended September 30, 2008 the Company reported a loss of $3,684,602 or $0.03 per share and $10,969,207 or $0.08 per share, respectively compared to a loss of $2,892,230 or $0.02 per share and $9,601,095 or $0.08 per share for the same periods in 2007. The increase in loss is primarily due to decreased margins on product sales, higher compensation expenses, additional amortization charges mainly related to the new facility, interest expense related to the repayable leasehold improvement allowance related to the new facility lease agreement and decreased interest income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended September 30, 2008.

	2008	2008	2008	2007	2007	2007	2007	2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Product Revenue	1,371,958	845,923	1,097,485	919,053	869,738	687,989	1,080,464	945,165
Cost of Sales	1,660,071	832,453	1,001,329	986,724	803,009	731,981	679,912	594,970
Gross Profit (Loss)	(288,113)	13,470	96,156	(67,671)	66,729	(43,992)	400,552	350,195
Gross Margin on
Product Sales	-21%	2%	9%	-7%	8%	-6%	37%	37%
Services Revenue	99,172	151,592	75,636	63,220	152,105	311,547	0	178,528
Total Revenue	1,471,130	997,515	1,173,121	982,273	1,021,843	999,536	1,080,464	1,123,693
Expenses	3,294,694	3,686,024	3,656,114	4,379,794	3,110,219	4,007,605	3,156,956	4,032,526
Loss for the Period	3,684,602	3,740,494	3,544,111	4,299,946	2,892,230	3,987,766	2,721,099	3,431,451
Loss per Share –
Basic and Diluted	0.03	0.03	0.03	0.07	0.02	0.03	0.02	0.03
Total Assets	18,128,561	21,553,341	25,187,741	17,938,351	16,473,216	7,593,556	10,431,436	12,966,931

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;
  The timing of significant bio-defense system orders;
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market; and
  Additional revenues from the introduction of new products, such as the RAMP® 200 Reader and the 3M Rapid Detection Flu A+B Test.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The losses reported are primarily the result of decreased margins on product sales due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in its clinical products business and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of September 30, 2008, the Company has raised approximately $75 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at September 30, 2008, the Company had a working capital balance of $860,494, a decrease of $7,310,803 compared to $8,171,297 as at December 31, 2007. Subsequent to the end of the quarter, the Company has taken measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners, requirements for working capital could increase. For the three and nine month periods ended September 30, 2008, the Company relied primarily on cash on hand and proceeds from the exercise of share purchase warrants and stock options to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the three and nine month periods ended September 30, 2008, the Company incurred losses of $3,684,602 and $10,969,207, respectively compared to losses of $2,892,230 and $9,601,095 for the same periods in 2007. On October 31, 2008 the Company closed a private placement financing for gross proceeds of $5.1 million (net proceeds of approximately $4.7 million). Until the Company receives greater revenue from product sales, it will need to fund its operations from a combination of the funds on hand, issuance of equity securities and warrants, contract service fees, revenues from collaborative research arrangements, exercise of options, funding from partners and debt financing, as appropriate and where available. No assurance can be given that sufficient funds will be available to the Company as and when required, particularly given the current capital market instability.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at September 30, 2008, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	105,840	30,240	60,480	15,120	-
License Fees	94,000	11,000	22,000	22,000	39,000
Equipment	7,690	7,690	-	-	-
Repayable Leasehold Allowance	15,639,574	1,091,133	2,182,266	2,182,266	10,183,909
Facility Sublease	14,100,225	814,614	1,697,335	1,792,610	9,795,666
Total	29,947,329	1,954,677	3,962,081	4,011,996	20,018,575

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTSTANDING SHARE CAPITAL

As at September 30, 2008 there were 136,335,340 common shares issued and outstanding for a total of $76,390,960 in share capital, 9,270,475 (of which 2,343,557 are exercisable at a weighted-average exercise price of $0.70 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.76 per share and 3,652,767 common shares reserved for future grant or issuance under the Company’s stock option plan.

As at November 12, 2008 there were 170,338,675 common shares issued and outstanding, 9,206,245 (of which 2,360,160 are exercisable at a weighted-average exercise price of $0.70 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.76 per share, with 3,716,997 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,001,668 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.20 per share.

TRANSACTIONS WITH RELATED PARTIES

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
General and administrative
Strategic consulting services	-	-	250,000	-
Directors’ fees	6,000	-	66,000	-
Legal fees	2,922	2,584	36,345	19,456
	8,922	2,584	352,345	19,456

During the three and nine month periods ended September 30, 2008, strategic consulting service fees in the amount of $Nil and $250,000, respectively, were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at September 30, 2008. In the first quarter of 2008, $250,000 was paid by the Company for extraordinary services provided in a prior period by a non-management member of the Board of Directors. No such expenses were incurred or paid in the three and nine month periods ended September 30, 2007.

For the three and nine month periods ended September 30, 2008, directors’ fees totaling $6,000 and $66,000, respectively were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at September 30, 2008 $66,000 remained outstanding and was included in the balance of accrued and other liabilities. No payments have been made in the nine month period ended September 30, 2008. No such expenses were incurred or paid in the three and nine month periods ended September 30, 2007.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the three and nine month periods ended September 30, 2008, the Company incurred legal fees from this law firm totaling $2,922 and $36,345 [2007 - $2,584 and $19,456], respectively. As at September 30, 2008, $2,904 remained outstanding and was included in the balance of accounts payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and nine month periods ended September 30, 2008, the Company paid legal fees to this law firm totaling $18,262 and $49,897 [2007 - $15,333 and $28,650], respectively.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Product revenues	354,547	-	536,522	1,247
Contract service fees and revenues from
collaborative research arrangements	99,172	152,104	325,716	463,651
	453,719	152,104	862,238	464,898

As at September 30, 2008, $237,689 of this revenue is included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable, accrued and other liabilities and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at September 30, 2008, six customers represent 84% [December 31, 2007 – four customers represent 78%] of the trade receivables balance. For the three and nine month periods ended September 30, 2008, four and four customers represent 68% and 58% [September 30, 2007 – four and four customers represent 63% and 52%] respectively, of total product sales. For both the three and nine month periods ended September 30, 2008, one customer represents 100% [three and nine month periods ended September 30, 2007 – one customer represents 100%] of total service revenues. The Company has good credit history with these customers and the amounts due from them are received as expected.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the three and nine month periods ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at September 30, 2008 had an accumulated deficit of $78,462,330 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Economic conditions: During the projected economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 6) Alliances: The Company relies significantly on strategic alliance partners to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 7) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 8) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 9) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s together with its partner Roche’s success in developing the point-of-care NT-proBNP market; 10) New instrument: In April 2008, the Company received US FDA 510(k) clearance to market a new instrument now commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s Flu A+B test to be marketed and sold by 3M and the RAMP NT-proBNP test to be marketed and sold by Roche. There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 11) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 12) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 13) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 14) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 15) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 16) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exch ange rates and the degree of volatility of these rates. The Company is subject to foreign

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 40-F.